SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

I.	Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

Name of Outside Directors
	Date	Agenda	Remark	Jin Jang (Attendance rate: 100%)	Dong-il Kwon (Attendance rate: 83%)	Joon Park (Attendance rate: 88%)	Sung-Sik Hwang (Attendance rate: 100%)
		1. Report on 2014 Q4 financial and operating results	Reported	-	-	-	-
		2. Report on operation of internal accounting controls	Reported	-	-	-	-
		3. Report on resolutions of the Management Committee	Reported	-	-	-	-
		4. Approval of FY2015 limits on issuance of bonds	Approved	For	Absent	For	For
1	2015.01.27	5. Approval of FY2014 financial statements	Approved	For	Absent	For	For
		6. Approval of FY2014 annual business report	Approved	For	Absent	For	For
		7. Approval of change in composition of Outside Director Nomination Committee	Approved	For	Absent	For	For

		1. Report on operation and evaluation of internal accounting control system	Reported	-	-	-	-
		2. Report on operation of the compliance system	Reported	-	-	-	-
2	015.02.13	3. Approval of convening of the FY2014 Annual General Meeting of shareholders	Approved	For	For	For	For
		4. Approval of FY2014 AGM agenda items	Approved	For	For	For	For
		5. Approval of establishment of offshore subsidiary	Approved	For	For	For	For

		1. Approval of representative director nomination	Approved	For	For	For	For
		2. Approval of LG Twin Tower lease agreement	Approved	For	For	For	For
3. Approval of remuneration for executive officers
		(1) Approval of the remuneration for board directors	Approved	For	For	For	For
		(2) Approval of HR personnel policy revision for executive officers	Approved	For	For	For	For
3	2015.03.13	(3) Approval of company advisor compensation to the retired executive officers who are outplaced in 2015	Approved	For	For	For	For
		(4) Approval of the performance-based bonus resources for executive officers in 2014	Approved	For	For	For	For
		(5) Approval of the short-term performance-based bonus targets for executive officers in 2015	Approved	For	For	For	For
		(6) Approval of CEO’s mission in 2015	Approved	For	For	For	For
		4. Approval of establishment of offshore subsidiaries	Approved	For	For	For	For

		1. Report on 2014 Q4 financial and operating results	Reported	-	-	-	-
4	2015.04.21	2. Approval of transaction with major shareholders and other related parties	Approved	For	For	For	For

5	2015.06.23	1. Approval of executive officer appointments	Approved	For	For	For	For
		2. Approval of compensation for retired executive officers serving as company advisors	Approved	For	For	For	For

		1. Report on 2014 Q2 financial and operating results	Reported	-	-	-	-
		2. Report on resolutions passed by the management committee	Reported	-	-	-	-
6	2015.07.22	3. Approval of change to ADS deposit agreement	Approved	For	For	For	For
		4. Approval of investment in OLED TV display panel facilities	Approved	For	For	For	For
		5. Approval of freezer maintenance	Approved	For	For	For	For

		1. Report on 2015 Q3 financial and operating results	Reported	-	n/a	-	-
7	2015.10.21	2. Approval of acquisition of OLED Light Business	Approved	For	n/a	For	For
		3. Approval of compliance officer nomination	Approved	For	n/a	For	For

		1. Approval of executive officers appointments	Approved	For	n/a	For	For
		2. Approval of HR personnel policy revision for executive officers	Approved	For	n/a	For	For
		3. Approval of license agreement for LG brand	Approved	For	n/a	For	For
		4. Approval of transaction limit with major shareholders and other related parties	Approved	For	n/a	For	For
8	2015.11.26	5. Approval of transactions with significant shareholders	Approved	For	n/a	For	For
		6. Review of FY2015 performance and approval of business plan for FY2016	Approved	For	n/a	For	For
		7. Approval of investment of 8G OLED Fab expansion	Approved	For	n/a	For	For
		8. Approval of investment of P10 Fab	Approved	For	n/a	For	For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

	Member	Activities
		Date	Agenda	Remarks
Audit Committee		2015.01.27	1. Approval of appointment of Chairman of Audit Committee	Approved
			2. Report on internal audit	Reported
			3. Report on review of 2014 Q4 financial statements	Reported
			4. Approval of 2014 Q4 financial statements	Reported
			5. Report on FY2014 financial statements	Approved
			6. Report on the actual status regarding operation of the internal accounting management system	Reported
			7. Report on FY2014 annual business report	Reported
			8. The independent auditor’s report on audit progress	Reported

		2015.02.13	1. Report on internal audit	Reported
	Joon Park Jin Jang Sung-Sik Hwang		2. Report on review of financial statements	Reported
			3. Evaluation on the actual status of the internal accounting management system	Approved
			4. Evaluation on the current status regarding operation of the internal monitoring system	Approved
			5. Report on operation of the compliance system	Reported
			6. Report on review of AGM agenda and documents	Reported
			7. Drafting and submission of FY2014 audit report	Approved
			8. Approval of non-audit tax related services	Approved
			9. Approval of non-audit security related services	Approved
			10. Report on Audit Committee self-evaluation	Reported

		2015.04.21	1. Report on review of 2015 Q1 financial statements	Reported
			2. Approval of 2015 Q1 financial statements	Approved
			3. Approval of audit-services by the independent auditor	Approved
			4. The independent auditors report on audit progress	Reported

			1. The independent auditors report on audit progress	Reported
			2. Report on internal audit	Reported
		2015.07.22	3. Report on review of 2015 Q2 financial statements	Reported
			4. Approval of 2015 Q2 financial statements	Approved
			5. Approval of audit and relevant audit-services by the independent auditor on LG Display Guangzhou	Approved

		2015.10.21	1. The independent auditors report on audit progress	Reported
			2. Report on internal audit	Reported
			3. Report on review of 2015 Q3 financial statements	Reported
			4. Approval of 2015 Q3 financial statements	Approved

Outside Director Nomination Committee	Yu Sig Kang Jin Jang Joon Park	2015.02.13	1. Recommendation of outside director candidates	Approved

Management Committee	Sang Beom Han Sang Dong Kim	2015.04.06	1. Approval of the 1) 33st-1 and 2) 33st-2 issuances of unguaranteed bonds	Approved

		2015.05.08	2. Approval of dissolution and liquidation of LG Display U.S.A INC.	Approved

3. Remuneration of Outside Directors & Non-Standing Directors

(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	290	72.5	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II.	Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2014 Total Assets.

(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	11,229	50
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	1,566	7
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,136	9
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	1,964	9
Sales/Purchase	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	1,519	7
Sales/Purchase	LG Display Guangzhou Co., Ltd.(Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,451	11
Sales/Purchase	LG Display Shenzhen Co., Ltd.(Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	1,787	8
Sales/Purchase	LG Display Yantai Co., Ltd.(Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,212	10

Sales/Purchase	LG Electronics Inc.(Affiliate)	Jan. 1, 2014 ~ Dec. 31, 2014	2,077	9

Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2014 ~ Dec. 31, 2014	1,377	6

*	Out of total asset in FY 2014

III.	Reference Relating to AGM

1. Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 11, 2016 (Friday)

B.	Venue : Guest House, LG Display Paju Display Cluster. 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

2. Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Fiscal Year 2015 Business Report

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2015 (Cash Dividend per share KRW 500)

(2)	Appointment of Directors

2-1: Appointment of outside director

2-2: Appointment of outside director

(3)	Appointment of Audit Committee Member

(4)	Remuneration Limit for Directors in 2016

3. Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2015

(1)	Business Performance in FY 2015

a. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2015, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2015, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2015 Financial highlights by business (based on K-IFRS)

(Unit: In millions of Won)
2015	Display Business
Sales	28,383,884
Gross Profit	4,314,312
Operating Profit (Loss)	1,625,566

b. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In millions of Won, except percentages)
Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2014 (%)
Display	Product/ Service/ Other Sales	Display Panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	26,166,368 (92.2%)
		Display Panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	2,217,516 (7.8%)

Total					28,383,884 (100.0%)

(1)	Based on ship-to-party.

(3)	Consolidated Financial Statements

a. Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	6, 13	￦	751,662	889,839
Deposits in banks	6, 13		1,772,337	1,526,482
Trade accounts and notes receivable, net	7, 13, 19, 22		4,097,836	3,444,477
Other accounts receivable, net	7, 13		105,815	119,478
Other current financial assets	9, 13		4,904	3,250
Inventories	8		2,351,669	2,754,098
Prepaid income taxes			3,469	6,340
Other current assets	7		443,942	496,665

Total current assets			9,531,634	9,240,629

Deposits in banks	6,13		13	8,427
Investments in equity accounted investees	10		384,755	407,644
Other non-current financial assets	9,13		49,732	33,611
Property, plant and equipment, net	11,23		10,546,020	11,402,866
Intangible assets, net	12,23		838,730	576,670
Deferred tax assets	29		930,629	1,036,507
Other non-current assets	7		295,647	260,669

Total non-current assets			13,045,526	13,726,394

Total assets		￦	22,577,160	22,967,023

Liabilities
Trade accounts and notes payable	13, 22	￦	2,764,694	3,391,635
Current financial liabilities	13, 14		1,416,112	967,909
Other accounts payable	13		1,499,722	1,508,158
Accrued expenses			633,113	740,492
Income tax payable			91,726	227,714
Provisions	18		109,897	193,884
Advances received			51,127	488,379
Other current liabilities	18		40,321	31,385

Total current liabilities			6,606,712	7,549,556

Non-current financial liabilities	13, 14		2,808,204	3,279,477
Non-current provisions	18		11,817	8,014
Defined benefit liabilities, net	17		353,798	324,180
Deferred tax liabilities	29		34,663	245
Other non-current liabilities	18		57,010	22,141

Total non-current liabilities			3,265,492	3,634,057

Total liabilities			9,872,204	11,183,613

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(5,766)	(63,843)
Retained earnings			8,158,526	7,455,063

Total equity attributable to owners of the Controlling Company			12,192,952	11,431,412

Non-controlling interests			512,004	351,998

Total equity			12,704,956	11,783,410

Total liabilities and equity		￦	22,577,160	22,967,023

See accompanying notes to the consolidated financial statements.

b. Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	Note	2015		2014

Revenue	22, 23, 24	￦	28,383,884	26,455,529
Cost of sales	8, 22		(24,069,572)	(22,667,134)

Gross profit			4,314,312	3,788,395

Selling expenses	16		(878,300)	(746,686)
Administrative expenses	16		(592,517)	(520,160)
Research and development expenses			(1,217,929)	(1,164,294)

Operating profit			1,625,566	1,357,255

Finance income	27		158,829	105,443
Finance costs	27		(316,229)	(215,536)
Other non-operating income	25		1,273,833	1,071,903
Other non-operating expenses	25		(1,326,782)	(1,095,071)
Equity in income of equity accounted investees, net			18,765	17,963

Profit before income tax			1,433,982	1,241,957
Income tax expense	28		(410,526)	(324,553)

Profit for the year			1,023,456	917,404

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17,28		(110,864)	(147,633)
Related income tax	17,28		26,682	35,773

			(84,182)	(111,860)

Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		13,297	982
Foreign currency translation differences for foreign operations	27,28		50,829	37,739
Share of loss from sale of treasury stocks by associates	28		(325)	(1,360)
Related income tax	28		214	(119)

			64,015	37,242

Other comprehensive loss for the year, net of income tax			(20,167)	(74,618)

Total comprehensive income for the year		￦	1,003,289	842,786

Profit attributable to:
Owners of the Controlling Company			966,553	904,268
Non-controlling interests			56,903	13,136

Profit for the year		￦	1,023,456	917,404

Total comprehensive income attributable to:
Owners of the Controlling Company			940,448	820,239
Non-controlling interests			62,841	22,547

Total comprehensive income for the year		￦	1,003,289	842,786

Earnings per share (In won)
Basic earnings per share	30	￦	2,701	2,527

Diluted earnings per share	30	￦	2,701	2,527

See accompanying notes to the consolidated financial statements.

c. Consolidated Statements of Changes in Equity (Appendix-1)

d. Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the year		￦	1,023,456	917,404
Adjustments for:
Income tax expense	28		410,526	324,553
Depreciation	11, 15		2,969,394	3,222,085
Amortization of intangible assets	12, 15		406,462	270,226
Gain on foreign currency translation			(73,057)	(63,626)
Loss on foreign currency translation			80,084	89,453
Expenses related to defined benefit plans	17, 26		199,033	196,756
Gain on disposal of property, plant and equipment			(18,179)	(8,989)
Loss on disposal of property, plant and equipment			4,037	2,173
Impairment loss on property, plant and equipment			3,027	8,097
Loss on disposal of intangible assets			29	672
Impairment loss on intangible assets			239	492
Reversal of impairment loss on intangible assets			(80)	—
Finance income			(81,572)	(55,655)
Finance costs			222,699	148,129
Equity in income of equity method accounted investees, net	10		(18,765)	(17,963)
Other income			(12,454)	(14,508)
Other expenses			269,995	277,128

			4,361,418	4,379,023

Change in trade accounts and notes receivable			(1,060,718)	(921,433)
Change in other accounts receivable			38,411	(14,195)
Change in other current assets			87,130	(219,599)
Change in inventories			404,862	(823,497)
Change in other non-current assets			(78,859)	(93,987)
Change in trade accounts and notes payable			(670,565)	390,046
Change in other accounts payable			(459,730)	(229,679)
Change in accrued expenses			(66,071)	245,373
Change in other current liabilities			14,015	(18,242)
Change in other non-current liabilities			48,240	18,248
Change in provisions			(143,228)	(187,021)
Change in defined benefit liabilities, net			(279,672)	(339,482)

			(2,166,185)	(2,193,468)

Cash generated from operating activities			3,218,689	3,102,959
Income taxes paid			(414,007)	(110,720)
Interests received			58,860	39,452
Interests paid			(136,965)	(167,170)

Net cash provided by operating activities		￦	2,726,577	2,864,521

Cash flows from investing activities:
Dividends received	￦	25,577	1,340
Proceeds from withdrawal of deposits in banks		2,306,672	1,651,176
Increase in deposits in banks		(2,544,114)	(1,884,533)
Acquisition of investments in equity accounted investees		(30,647)	(324)
Proceeds from disposal of investments in equity accounted investees		7,263	8,832
Acquisition of property, plant and equipment		(2,364,988)	(2,982,549)
Proceeds from disposal of property, plant and equipment		447,320	39,647
Acquisition of intangible assets		(294,638)	(353,298)
Proceeds from disposal of intangible assets		1,135	—
Government grants received		5,017	49,424
Proceeds from collection of short-term loans		—	8
Proceeds from settlement of derivatives		(35)	—
Increase in long-term loans		(16,516)	—
Proceeds from disposal of other financial assets		2,263	82
Acquisition of other non-current financial assets		(6,145)	(5,129)
Proceeds from disposal of other non-current financial assets		—	15,500
Net cash inflow from disposal of subsidiaries, net of cash transferred		—	8,545
Acquisition of businesses, net of cash acquired		(270,093)	—

Net cash used in investing activities		(2,731,929)	(3,451,279)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	219,839
Repayments of short-term borrowings		(223,626)	(14,747)
Proceeds from issuance of debentures		298,778	597,563
Proceeds from long-term debt		901,451	846,759
Repayments of long-term debt		(324,570)	(503,618)
Repayments of current portion of long-term debt and debentures		(744,788)	(887,296)
Decrease in non-controlling interests		(5,743)	—
Increase in non-controlling interests		102,908	146,159
Dividends paid		(178,908)	—

Net cash provided by (used in) financing activities		(174,498)	404,659

Net decrease in cash and cash equivalents		(179,850)	(182,099)
Cash and cash equivalents at January 1		889,839	1,021,870
Effect of exchange rate fluctuations on cash held		41,673	50,068

Cash and cash equivalents at December 31	￦	751,662	889,839

See accompanying notes to the consolidated financial statements.

e. Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2015, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2015, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2015, there are 29,554,854 ADSs outstanding.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2015

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.(*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. z o.o.(*3)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Fujian) Limited (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd. (*1)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	1,008
LG Display U.S.A., Inc. (*2)	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	0.2

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2015, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display China Co., Ltd. (*3)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	8,147
Unified Innovative Technology, LLC	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd. (*4)	Guangzhou, China	100%	December 31	April 28, 2015	Sell TFT-LCD Products	CNY	1.2
Global OLED Technology, LLC (*5)	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138

(*1)	In December 2015, the Controlling Company invested in ￦9,426 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.
(*2)	As of December 31, 2015, LG Display U.S.A., Inc. is in the process of voluntary liquidation and the Controlling Company received ￦12,125 million in cash from capital stock of LG Display U.S.A., Inc.. There was no change in the Controlling Company’s ownership percentage in LG Display U.S.A., Inc..
(*3)	In January 2015, the Controlling Company invested ￦134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January and August 2015, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦118,936 million in cash for the capital increase of LGDCA. In 2015, the Controlling Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%.
(*4)	In April 2015, the Controlling Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of December 31, 2015, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ￦218 million as of December 31, 2015.
(*5)	In May 2015, the Controlling Company acquired 67% ownership in Gloabl OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ￦54,025 million, ￦2,990 million and ￦54,025million, respectively, in cash. As a result, the Controlling Company’s ownership percentage in Global OLED Technology increased from 33% to 100% in 2015 (Note 32).

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2015, Continued

In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Controlling Company, completed liquidation.

Dividends from consolidated subsidiaries for the years ended December 31, 2015 and 2014 amounted to ￦531,305 million and ￦430,534 million, respectively.

(c) Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2015				2015
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	￦	1,530,639	1,479,935	50,704	11,508,652	3,046
LG Display Japan Co., Ltd.		174,686	154,090	20,596	1,590,675	1,682
LG Display Germany GmbH		511,703	503,726	7,977	2,123,368	2,459
LG Display Taiwan Co., Ltd.		670,674	660,241	10,433	1,995,216	2,483
LG Display Nanjing Co., Ltd.		695,623	64,864	630,759	403,552	41,017
LG Display Shanghai Co., Ltd.		926,503	911,682	14,821	1,518,461	6,791
LG Display Poland Sp. z o.o.		167,491	10,117	157,374	64,228	4,405
LG Display Guangzhou Co., Ltd.		1,908,061	1,134,064	773,997	2,453,655	237,369
LG Display Shenzhen Co., Ltd.		266,804	261,145	5,659	1,829,569	2,897
LG Display Singapore Pte. Ltd.		169,790	169,668	122	1,111,372	1,994
L&T Display Technology (Fujian) Limited		355,249	283,643	71,606	1,280,286	20,010
LG Display Yantai Co., Ltd.		1,441,411	1,091,911	349,500	2,273,020	88,604
LG Display U.S.A., Inc.		333	22	311	235	2,993
Nanumnuri Co., Ltd.		3,199	1,834	1,365	11,360	103
LG Display China Co., Ltd.		2,678,341	1,090,259	1,588,082	1,654,680	127,654
Unified Innovative Technology, LLC		8,447	1	8,446	—	(1,225)
LG Display Guangzhou Trading Co., Ltd.		93,246	92,854	392	187,630	170
Global OLED Technology, LLC		89,329	5,753	83,576	4,882	(5,017)

	￦	11,691,529	7,915,809	3,775,720	30,010,841	537,435

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2014				2014
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,867,934	1,823,178	44,756	9,019,130	3,142
LG Display Japan Co., Ltd.		171,716	153,741	17,975	1,608,510	1,675
LG Display Germany GmbH		448,851	443,062	5,789	2,955,383	1,770
LG Display Taiwan Co., Ltd.		399,524	389,753	9,771	2,195,670	2,374
LG Display Nanjing Co., Ltd.		709,192	82,789	626,403	396,246	32,917
LG Display Shanghai Co., Ltd.		553,749	514,407	39,342	2,372,405	5,873
LG Display Poland Sp. z o.o.		199,585	11,308	188,277	76,023	30,293
LG Display Guangzhou Co., Ltd.		1,959,569	1,092,161	867,408	2,277,400	164,663
LG Display Shenzhen Co., Ltd.		306,757	291,645	15,112	2,056,861	1,481
LG Display Singapore Pte. Ltd.		251,422	250,199	1,223	1,209,181	1,947
L&T Display Technology (Xiamen) Limited		6,531	24,617	(18,086)	—	(335)
L&T Display Technology (Fujian) Limited		314,948	251,941	63,007	1,187,511	17,446
LG Display Yantai Co., Ltd.		1,346,589	1,032,278	314,311	1,049,993	76,860
LG Display U.S.A., Inc.		23,191	10,117	13,074	131,622	(3,672)
Nanumnuri Co., Ltd.		2,567	1,305	1,262	9,538	406
LG Display China Co., Ltd.		2,208,485	1,123,609	1,084,876	689,102	16,511
Unified Innovative Technology, LLC		9,118	19	9,099	—	(762)

	￦	10,779,728	7,496,129	3,283,599	27,234,575	352,589

1.	Reporting Entity, Continued

(d) Associates and Joint ventures (Equity Method Investees) as of December 31, 2015

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2015	2014
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	145,731
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		58,852
TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconductor parts		5,351
AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		12,758
New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		48,491
LIG INVENIA Co, Ltd. (LIG ADP Co., Ltd.) (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,827
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages		25,021
LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		24,268
Can Yang Investments Limited (*2)(*4)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		7,384
YAS Co., Ltd. (*2)(*5)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		10,607

1.	Reporting Entity, Continued

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2015	2014
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		24,661
AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs		19,804
Fuhu, Inc. (*2)(*6)	Los Angenles USA	10%	—	March 31	June 2008	Develop and manufacture tablet for kids		—

							￦	384,755

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd., and Fuhu, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In April, July and August 2015, the Controlling Company received ￦2,490 million, ￦2,100 million and ￦2,175 million, respectively, from the Fund as capital distribution and made an additional cash investment of ￦360 million in the Fund in March 2015. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*4)	In 2015, the Controlling Company did not participate in capital contribution for Can Yang Investments Limited. Accordingly, the Controlling Company’s ownership percentage in Can Yang Investments Limited decreased from 9.4% as of December 31, 2014 to 8.9% as of December 31, 2015.
(*5)	In 2015, YAS Co., Ltd. exercised its stock option and the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% as of December 31, 2014 to 18.5% as of December 31, 2015.
(*6)	In July 2015, the Controlling Company invested ￦30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc.. In December 2015, the Controlling Company recognized an impairment loss of ￦26,791 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Fuhu, Inc.. As of December 31, 2015, the Controlling Company’s ownership percentage in Fuhu, Inc. is 10% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

1.	Reporting Entity, Continued

In December 2015, the Controlling Company disposed of the entire investments in Glonix Co., Ltd., had acquired for manufacturing and selling LCD, for ￦498 million and recognized ￦487 million for the difference between the disposal amount and the carrying amount as finance income.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2016, which will be submitted for approval to the shareholders’ meeting to be held on March 11, 2016.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d) Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e) Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in the consolidated financial statements.

The following amendments to standards and an interpretation were adopted with a date of initial application of January 1, 2015 are as follows.

•	Amendments to K-IFRS No. 1019, Employee Benefits

The nature and effects of the changes are explained below.

The Group has adopted amendments to K-IFRS No. 1019, Employee Benefits, since January 1, 2015. The amendments enables contributions from employees or third parties set out in the formal terms of the plan reduce service cost.

Contributions from employees or third parties in respect of service are included in the calculation of current service cost and defined benefit obligation and attributed to periods of service using the plan’s contribution formula or on a straight-line basis. There is no impact of applying this amendment on the consolidated financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a) Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(a) Consolidation, Continued

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d) Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2015, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p) Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q) New Standards and Amendments Not Yet Adopted

(i) K-IFRS No. 1109, Financial Instruments

The standard provides guidance on classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment. The standard also includes expanded qualifying criteria for hedge accounting such as hedged items, hedging instruments, risk being hedged, etc. in order to enable more risk management strategies being utilized to be qualified for hedge accounting. The standard will be effective for annual periods beginning on or after January 1, 2018, and has not been adopted early in preparing the consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(q) New Standards and Amendments Not Yet Adopted, Continued

(ii) K-IFS No. 1115, Revenue from contracts with customers

The standard introduces a single new revenue recognition model for contracts with customers and a five-step model to determine when to recognize revenue, and at what amount. The standard replaces control-based model with risk-and-reward based model where the notion of risks and rewards being retained only as an indicator of the transfer of performance obligation. The standard will be effective for annual periods beginning on or after January 1, 2018, and has not been adopted early in preparing the consolidated financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

(3)	Separate Financial Statements

a.	Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	6, 13	￦	108,044	100,558
Deposits in banks	6, 13		1,432,102	1,525,609
Trade accounts and notes receivable, net	7, 13, 19, 23		4,219,941	4,015,904
Other accounts receivable, net	7, 13		499,882	396,651
Other current financial assets	9, 13		3,609	2,569
Inventories	8		1,850,213	2,046,675
Other current assets	7		132,539	203,122

Total current assets			8,246,330	8,291,088

Deposits in banks	6, 13		13	8,427
Investments	10		2,543,205	2,301,881
Other non-current financial assets	9, 13		41,518	27,609
Property, plant and equipment, net	11		7,719,022	8,700,301
Intangible assets, net	12		607,398	548,078
Deferred tax assets	29		771,506	883,965
Other non-current assets	7		281,701	250,488

Total non-current assets			11,964,363	12,720,749

Total assets		￦	20,210,693	21,011,837

Liabilities
Trade accounts and notes payable	13, 23	￦	3,149,383	3,989,505
Current financial liabilities	13, 14		1,416,112	964,122
Other accounts payable	13		1,179,010	1,057,485
Accrued expenses			603,003	708,664
Income tax payable			1,013	142,760
Provisions	18		108,545	193,429
Advances received			11,143	463,740
Other current liabilities	18		37,770	30,625

Total current liabilities			6,505,979	7,550,330

Non-current financial liabilities	13, 14		1,953,549	2,484,280
Non-current provisions	18		11,817	8,014
Defined benefit liabilities, net	17		353,223	323,710
Other non-current liabilities	13, 18		56,542	21,428

Total non-current liabilities			2,375,131	2,837,432

Total liabilities			8,881,110	10,387,762

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		58	276
Retained earnings	22		7,289,333	6,583,607

Total equity			11,329,583	10,624,075

Total liabilities and equity		￦	20,210,693	21,011,837

See accompanying notes to the separate financial statements.

b. Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	Note	2015		2014

Revenue	23, 24	￦	25,856,426	25,383,670
Cost of sales	8, 23		(22,850,385)	(22,360,245)

Gross profit			3,006,041	3,023,425

Selling expenses	16		(599,255)	(485,557)
Administrative expenses	16		(427,030)	(396,916)
Research and development expenses			(1,208,900)	(1,156,162)

Operating profit			770,856	984,790

Finance income	27		631,525	479,321
Finance costs	27		(184,283)	(205,608)
Other non-operating income	25		953,004	862,167
Other non-operating expenses	25		(989,476)	(898,978)

Profit before income tax			1,181,626	1,221,692
Income tax expense	28		213,417	248,574

Profit for the year			968,209	973,118

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17, 28		(110,257)	(147,822)
Related income tax	17, 28		26,682	35,773

			(83,575)	(112,049)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		(288)	767
Related income tax	27, 28		70	(186)

			(218)	581

Other comprehensive loss for the year, net of income tax			(83,793)	(111,468)

Total comprehensive income for the year		￦	884,416	861,650

Earnings per share (In won)
Basic earnings per share	30	￦	2,706	2,720

Diluted earnings per share	30	￦	2,706	2,720

See accompanying notes to the separate financial statements.

c. Separate Statements of Changes in Equity (Appendix-2)

d. Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the year		￦	968,209	973,118
Adjustments for:
Income tax expense	28		213,417	248,574
Depreciation	11, 15		2,353,189	2,854,996
Amortization of intangible assets	12, 15		384,968	263,326
Gain on foreign currency translation			(46,051)	(41,789)
Loss on foreign currency translation			43,343	72,877
Expenses related to defined benefit plans	17, 26		198,765	196,495
Gain on disposal of property, plant and equipment			(40,782)	(18,248)
Loss on disposal of property, plant and equipment			3,873	2,204
Impairment loss on property, plant and equipment			423	8,097
Loss on disposal of intangible assets			18	115
Impairment loss on intangible assets			239	492
Reversal of impairment loss on intangible assets			(80)	—
Finance income			(624,197)	(475,659)
Finance costs			173,425	179,343
Other income			(12,300)	(14,508)
Other expenses			232,820	278,001

			2,881,070	3,554,316

Change in trade accounts and notes receivable			(626,908)	(1,082,193)
Change in other accounts receivable			25,456	(14,900)
Change in other current assets			105,246	(43,759)
Change in inventories			198,893	(460,033)
Change in other non-current assets			(75,094)	(87,729)
Change in trade accounts and notes payable			(859,928)	506,663
Change in other accounts payable			(349,948)	(367,623)
Change in accrued expenses			(63,900)	233,936
Change in other current liabilities			(1,910)	(14,128)
Change in other non-current liabilities			48,485	17,978
Change in provisions			(106,950)	(187,021)
Change in defined benefit liabilities, net			(279,509)	(339,303)

			(1,986,067)	(1,838,112)

Cash generated from operating activities			1,863,212	2,689,322
Income taxes refunded (paid)			(194,219)	1,709
Interests received			40,797	33,530
Interests paid			(113,479)	(158,162)

Net cash provided by operating activities		￦	1,596,311	2,566,399

Cash flows from investing activities:
Dividends received	￦	428,381	107,173
Proceeds from withdrawal of deposits in banks		2,306,672	1,651,176
Increase in deposits in banks		(2,204,752)	(1,884,023)
Acquisition of investments		(285,950)	(531,387)
Proceeds from disposal of investments		41,928	12,280
Acquisition of property, plant and equipment		(1,606,797)	(1,365,062)
Proceeds from disposal of property, plant and equipment		489,422	72,825
Acquisition of intangible assets		(287,183)	(325,651)
Proceeds from disposal of intangible assets		1,135	—
Government grants received		4,328	3,639
Proceeds from settlement of derivatives		(35)	—
Increase in long-term loans		(16,516)	—
Proceeds from disposal of other financial assets		2,263	82
Acquisition of other non-current financial assets		(4,843)	(4,219)
Proceeds from disposal of other non-current financial assets		874	15,390
Acquisition of businesses, net of cash acquired		(160,000)	—

Net cash used in investing activities		(1,291,073)	(2,247,777)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	219,839
Repayments of short-term borrowings		(219,839)	—
Proceeds from issuance of debentures		298,778	597,563
Proceeds from long-term debt		547,005	102,389
Repayments of long-term debt		—	(503,618)
Repayments of current portion of long-term debt and debentures		(744,788)	(887,296)
Dividends paid		(178,908)	—

Net cash used in financing activities		(297,752)	(471,123)

Net increase (decrease) in cash and cash equivalents		7,486	(152,501)
Cash and cash equivalents at January 1		100,558	253,059

Cash and cash equivalents at December 31	￦	108,044	100,558

See accompanying notes to the separate financial statements.

e. Notes to the Separate Financial Statements

1. Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of December 31, 2015, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2015, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2015, there are 29,554,854 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2016, which will be submitted for approval to the shareholders’ meeting to be held on March 11, 2016.

2.	Basis of Presenting Financial Statements, Continued

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d) Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e) Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 3 to all periods presented in the separate financial statements.

The following amendments to standards and an interpretation were adopted with a date of initial application of January 1, 2015 are as follows.

•	Amendments to K-IFRS No. 1019, Employee Benefits

The nature and effects of the changes are explained below.

The Company has adopted amendments to K-IFRS No. 1019, Employee Benefits, since January 1, 2015. The amendments enables contributions from employees or third parties set out in the formal terms of the plan reduce service cost.

Contributions from employees or third parties in respect of service are included in the calculation of current service cost and defined benefit obligation and attributed to periods of service using the plan’s contribution formula or on a straight-line basis. There is no impact of applying this amendment on the consolidated financial statements.

3. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a) Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d) Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2015, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

3.	Summary of Significant Accounting Policies, Continued

(e) Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m) Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p) Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q) Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(r) New Standards and Interpretations Not Yet Adopted

(iii) K-IFRS No. 1109, Financial Instruments

The standard provides guidance on classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment. The standard also includes expanded qualifying criteria for hedge accounting such as hedged items, hedging instruments, risk being hedged, etc. in order to enable more risk management strategies being utilized to be qualified for hedge accounting. The standard will be effective for annual periods beginning on or after January 1, 2018, and has not been adopted early in preparing the consolidated financial statements.

(iv) K-IFS No. 1115, Revenue from contracts with customers

The standard introduces a single new revenue recognition model for contracts with customers and a five-step model to determine when to recognize revenue, and at what amount. The standard replaces control-based model with risk-and-reward based model where the notion of risks and rewards being retained only as an indicator of the transfer of performance obligation. The standard will be effective for annual periods beginning on or after January 1, 2018, and has not been adopted early in preparing the consolidated financial statements.

(iii) Amendment to K-IFRS No. 1027, Separate Financial Statements

Amendment to K-IFRS No. 1027, Separate Financial Statements, introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment will be effective for annual periods beginning on or after January 1, 2016, and has not been adopted early in preparing the separate financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the separate financial statements.

Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

Appendix-1. Consolidated Statements of Changes in Equity

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of loss from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non- controlling interests	Total equity

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404

Other comprehensive income (loss)
Net change in fair value of available-for-sale		—	—	—	796	—	—	—	796
Foreign currency translation differences		—	—	—	—	28,395	—	9,411	37,806
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(111,860)	—	(111,860)
Share of loss from sale of treasury stocks		—	—	(1,360)	—	—	—	—	(1,360)

Total other comprehensive income (loss)		—	—	(1,360)	796	28,395	(111,860)	9,411	(74,618)

Total comprehensive income (loss) for the year	￦	—	—	(1,360)	796	28,395	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Balances at January 1, 2015	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	966,553	56,903	1,023,456

Other comprehensive income (loss)
Net change in fair value of available-for-sale		—	—	—	13,367	—	—	—	13,367
Foreign currency translation differences		—	—	—	—	45,035	—	5,938	50,973
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(84,182)	—	(84,182)
Share of loss from sale of treasury stocks		—	—	(325)	—	—	—	—	(325)

Total other comprehensive income (loss)		—	—	(325)	13,367	45,035	(84,182)	5,938	(20,167)

Total comprehensive income (loss) for the year	￦	—	—	(325)	13,367	45,035	882,371	62,841	1,003,289

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	(5,743)	(184,651)
Capital contribution from non-controlling interests		—	—	—	—	—	—	102,908	102,908

Balances at December 31, 2015	￦	1,789,079	2,251,113	(1,939)	14,735	(18,562)	8,158,526	512,004	12,704,956

See accompanying notes to the consolidated financial statements.

Appendix-2. Separate Statements of Changes in Equity

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

	Share		Share	Fair value	Retained	Total
(In millions of won)	capital		premium	Reserves	earnings	equity

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the year
Profit for the year		—	—	—	973,118	973,118

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	581	—	581
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(112,049)	(112,049)

Total other comprehensive income (loss)		—	—	581	(112,049)	(111,468)

Total comprehensive income for the year	￦	—	—	581	861,069	861,650

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2014	￦	1,789,079	2,251,113	276	6,583,607	10,624,075

Balances at January 1, 2015	￦	1,789,079	2,251,113	276	6,583,607	10,624,075

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	968,209	968,209

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(218)	—	(218)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(83,575)	(83,575)

Total other comprehensive loss		—	—	(218)	(83,575)	(83,793)

Total comprehensive income (loss) for the year	￦	—	—	(218)	884,634	884,416

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at December 31, 2015	￦	1,789,079	2,251,113	58	7,289,333	11,329,583

See accompanying notes to the separate financial statements.

B.	Agenda 2: Appointment of Directors

•	The following 2 candidates were proposed to be reappointed and newly appointed as directors.

2-1) Joon Park (Outside Director / Audit Committee Member)

•	Date of Birth : October, 1954

•	Candidate for Outside Director : None

•	Nominator : Outside Director Nomination Committee

•	Appointment Term : 3 years

•	Type of appointment : Reappointed

•	Main experience : Attorney, Kim&Chang

•	Present position : Professor, School of Law, Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

2-2) Kun Tai Han (Outside Director)

•	Date of Birth : October, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Appointment Term : 3 years

•	Type of appointment : Newly appointed

•	Main experience : CEO, Korea Leadership Center

•	Present position : CEO, Han’s Consulting

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

C.	Agenda 3: Appointment of Audit Committee Members

•	The following 1 candidate was proposed to be reappointed as Audit Committee Member.

3-0) Joon Park

•	Date of Birth : October, 1954

•	Candidate for Outside Director : None

•	Nominator : Outside Director Nomination Committee

•	Appointment Term : 3 years

•	Type of appointment : Reappointed

•	Main experience : Attorney, Kim&Chang

•	Present position : Professor, School of Law, Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

D.	Agenda 4: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2016 is for all 7 directors including 4 outside directors.

The remuneration limit in 2016 is same as that of 2015.

Category	FY2015	FY2016
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd.

B. Number of LG Display Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Sang Beom Han	Director (President, CEO)	13,014 (Common stock)	0.0%
Sang Don Kim	Director (CFO)	1,500 (Common stock)	0.0%
Total	-	135,639,514 (common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Won Jong Han	Suk Heo	Gihwa Kim
Number of Shares Held by Agents as of 2015 End.	-	-	-
Relationship with LGD	Employee	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 10,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Feb. 19, 2016 to Mar. 11, 2016 (Prior to the AGM day)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 18, 2016	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President